January 6, 2012

U.S. Securities and Exchange Commission

Division of Corporation Finance

101 F Street, N.E.

Washington, D.C. 20549

Attn:	Ms. Mara L. Ransom
Assistant Director

Re:	Western Gas Partners, LP

Form 10-K for the Fiscal Year Ended December 31, 2010

Filed February 24, 2011

File No. 001-34046

Ladies and Gentlemen:

On December 29, 2011, Western Gas Partners, LP (the “Company,” “we” or “us”) received the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to our annual report on Form 10-K for the year ended December 31, 2010 (the “Form 10-K”). The responses provided below are numbered to correspond to the Staff’s comments, which have been reproduced herein for ease of reference.

We acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosures in the Form 10-K; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Company many not assert Staff comments as a defense in any proceedings initiated by the SEC or any person under the federal securities laws of the United States.

Executive Compensation, page 141

Compensation Discussion and Analysis, page 141

Elements of compensation, page 143

1.	We note from footnotes 2 and 3 to the summary compensation table that some of the stock awards and option awards were granted pursuant to Anadarko’s 1999 Stock Incentive Plan. Please describe the material terms of such plan.

U.S. Securities and Exchange Commission

January 6, 2012

Response: The material terms of Anadarko’s 1999 Stock Incentive Plan are substantially similar to the material terms of Anadarko’s 2008 Omnibus Incentive Compensation Plan. All stock awards granted during the years ended December 31, 2011, 2010 and 2009, however, have been granted under Anadarko’s 2008 Omnibus Incentive Compensation Plan. Accordingly, such disclosure regarding the 1999 Stock Incentive Plan is not likely to be relevant for the Partnership’s future filings. We respectfully note the Staff’s comment and will ensure that the material terms of all relevant incentive plans are disclosed in its future filings.

Annual Cash Incentives (Bonuses), page 143

2.

We note the disclosure in the fourth and fifth sentences regarding the cap and threshold under the 2010 Anadarko annual incentive program for Anadarko’s senior executive officers. We also note that Mr. Gwin was your only named executive officer who was a senior executive officer of Anadarko. Accordingly, please disclose whether there is a cap and threshold for participants in the 2010 Anadarko annual incentive program who are not senior executive officers of Anadarko.

Response: We note the Staff’s comments, and propose to include additional disclosure in substantially the following format in future filings (to be included in the paragraph referenced by the Staff):

“None of our named executive officers serve as senior executive officers of Anadarko. Although there is no 200% cap in Anadarko’s AIP with respect to bonuses paid to Anadarko employees who are not senior executives of Anadarko, no bonus is paid if Anadarko does not achieve a minimum threshold level of performance.”

3.

We note the disclosure in the penultimate sentence regarding how actual bonus awards are determined for your named executive officers who are also executive officers of Anadarko. However, we note that Ms. McMillian and Messrs. Fink and Smith were not executive officers of Anadarko. Accordingly, please disclose how actual bonus awards for Ms. McMillian and Messrs. Fink and Smith were determined.

Response: We note the Staff’s comments, and propose to include additional disclosure in substantially the following format in future filings (to be included in the paragraph referenced by the Staff, immediately following the additional disclosure proposed in response the Comment 2, above):

“Such bonuses are determined by Anadarko management after taking into account Anadarko’s, and each such employee’s, contribution toward achievement against Anadarko’s established performance metrics.”

U.S. Securities and Exchange Commission

January 6, 2012

* * * * *

We respectfully request an opportunity to discuss this response letter further with the Staff if, following a review of this information, the Staff does not concur with our views. If you have further questions or comments, or if you require additional information, please do not hesitate to contact the undersigned by telephone at 832-636-3348 or by facsimile at 832-636-0278.

Very truly yours,

/s/ Benjamin M. Fink
Benjamin M. Fink
Senior Vice President, Chief Financial Officer and Treasurer of Western Gas Holdings, LLC, General Partner of Western Gas Partners, LP

cc:	David J. Tudor, Chairperson, Audit Committee

Jeff E. Urban, KPMG LLP

David P. Oelman, Vinson & Elkins L.L.P.

D. Alan Beck, Jr., Vinson & Elkins L.L.P.